Exhibit 99.1

Clearmind Medicine Advances Global Intellectual Property Portfolio with Japanese Patent Filing for Innovative Psychedelic- Based Depression Treatment

Vancouver, Canada, May 29, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second-generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the publication of a Japanese Patent Application for its proprietary compositions comprising 5-Methoxy-2-aminoindan (MEAI) for the treatment of depression.

This advancement strengthens Clearmind’s robust intellectual property portfolio, which already includes multiple granted patents and applications worldwide. MEAI, the company’s flagship non-hallucinogenic molecule, is designed to offer a safer, more accessible alternative to traditional antidepressants and emerging psychedelic-based therapies.

Depression remains one of the leading causes of disability worldwide. Current treatments, primarily selective serotonin reuptake inhibitors (SSRIs) and other conventional antidepressants, often come with limitations including delayed onset of action, side effects, and high rates of treatment resistance.

The global market for anxiety and depression treatments is experiencing steady growth. Estimates place the market size at approximately $16- 22.65 billion in 2025, with projections reaching $19–30 billion by 2030- 2031, driven by rising mental health awareness, increasing prevalence of disorders, and demand for innovative therapies. The broader behavioral and mental health market is significantly larger, valued at around $185 billion in 2025 and expected to approach $350 billion by 2035.

In Japan, mental health challenges are pronounced due to societal factors such as work-related stress. The country has approximately 3 million diagnosed cases of Major Depressive Disorder (MDD).

Clearmind continues to expand its MEAI-based pipeline, with ongoing research into alcohol use disorder, metabolic disorders such as weight loss, and various other mental disorders. The company’s IP portfolio now spans multiple jurisdictions, reinforcing its position in the rapidly evolving neuroplastogen and mental health therapeutics space.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected growth of the global market for anxiety and depression treatments and the behavioral and mental health market and how the Company continues to expand its MEAI-based pipeline, with ongoing research into alcohol use disorder, metabolic conditions, and other mental disorders. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.